
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 3, 2009

Via U.S. Mail and Fax (613.623.4647)
Ms. Lynn Saunders
Chief Financial Officer
Plaintree Systems Inc.
90 Decosta Street
Arnprior, Ontario
K7S 3X1 CANADA

> **RE: Plaintree Systems Inc.**
> **Form 20-F for Fiscal Year Ended March 31, 2008**
> **File No. 000-25872**

Dear Ms. Saunders:

    We have reviewed your supplemental response letter dated August 20, 2009 as well as the above referenced filings and have the following comments. As noted in our comment letter dated February 3, 2009, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 20-F for the Fiscal Year Ended March 31, 2008

Plaintree Systems Inc.

1.   Refer to your responses to comments 1, 2, 3 and 4. We note in your response to comment 1 that you determined that the commencement of the provisions of management services to the affiliates of Targa during the quarter ended September 30, 2005 was a reconsideration event pursuant to paragraph 7c of FIN 46R. As a result, you determined that Plaintree became a variable interest entity. It is unclear to us how you concluded that the management services contract entered by Plaintree with affiliates of Targa increased Plaintree's expected losses. Specifically, it is unclear how the potential increase in the variability of the future cash flows significantly increased Plaintree's expected losses. It appears to us that the potential variability in future cash flows could potentially increase or decrease

Plaintree's profitability under the contract but would not increase Plaintree's expected losses. Therefore, it appears that Plaintree should not be considered a variable interest entity under FIN 46R. Please revise or advise in detail. Please note that we will defer our review of your responses to comments 2, 3 and 4 until this issue is resolved.

2. Please note that if it is concluded that it was not appropriate for Targa to consolidate Plaintree under FIN 46R, we do not believe appropriate to account for the acquisition by Plaintree of Hypernetics and 4439112 Canada, Inc. as a transaction of parties under common control.

3. We note in your response to comment 1 that you began providing management services to affiliates of Targa in the first quarter of September 30, 2005. We also note in your MD&A that these services are provided as requested by the related party and the arrangement is cancellable. We also note that you generated management services revenues of $999,350, $2,014,500 and $1,545,750 in 2008, 2007 and 2006, respectively. In this regard, tell us:

   - The nature of the services you provided to Triodetic and Hypernetics.

   - The nature of the costs you incur to provide these services

   - Whether, and why, the $7,900/day you charge for providing these services are indicative of the fees that Triodetic and Hypernetics would pay to non related parties for these services.

   - The reasons for the significant fluctuations in revenues generated from these services between 2008, 2007, and 2006. Since these services are provided as requested, tell us the reasons for the variability in the demand for these services.

   - The payments terms for these services. Provide us a schedule showing since you began providing these services the amount charged and collected per year.

   - How your revenue accounting policy with regard to the revenues generated from these services is in accordance with SAB 101, as amended by SAB 104.

   - Whether subsequently to entering into these agreements you have realized any tax benefit associated with the use of Plaintree's tax loss carryforwards.

Notes to financial statements
Note 5 - Due from related parties, page 8

4.   We note the significant "Due from related parties" balance outstanding at March 31, 2008 and March 31, 2007. Provide us supplementally with a schedule showing the movement of this account from March 31, 2006 through March 31, 2009. We also note that you have loans receivable outstanding from related parties of $4,677,393 at March 31, 2008 and of $2,531,631 at March 31, 2007. Tell us the business rationale for making these loans to related parties of Targa. Tell us the loan receivable balance outstanding at March 31, 2009. At each balance sheet date: (1) tell us how you evaluated and concluded that these loans were collectible and (2) tell us why you concluded appropriate to classify these loans receivable as current asset. In this regard, we note in note 5 to the financial statements of Hypernetic Limited that Plaintree and the senior officer have agreed not to demand repayment over the next fiscal year and, accordingly, these amounts have been classified as long-term.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director